UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ECXHANGE ACT OF 1934.

For the transition period from ____________ to ____________

Commission File Number 001-37489

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Equitable Bank Employees’ Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

Equitable Financial Corp.

113 N. Locust St

Grand Island, NE 68801

SUMMARY ANNUAL REPORT

This is a summary of the annual report for Equitable Bank Employees’ Savings & Profit Sharing Plan (Employer Identification Number 47-0151910 for the plan year January 1, 2016 through December 31, 2016.  The annual report has been filled with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided by a combination of funding  arrangements. Plan expenses were $89,301. These expenses included $10,131 in administrative expenses and $79,170 in benefits paid to participants and beneficiaries, and $0 in other expenses. A total of 76 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $3,732,459 as of December 31, 2016, compared to $3,084,798 as of January 01, 2016. During the plan year, the plan experienced an increase in its net assets of $647,661. This increase includes unrealized appreciation or depreciation in the value of the plan assets; that is, the difference between the value of plan's assets at the end of the year and the value of the assets at the beginning of the year or cost of assets acquired during the year. The plan had total income of $736,962, including employer contributions of $116,063, employee contributions of $288,900, and earnings from investments of $309,470.

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

- Financial information

- Insurance information including sales commissions paid by insurance carriers

- Information regarding any common or collective trusts, pooled separate accounts; master trusts or 103-12 investment entities in which the plan participates

To obtain a copy of the full annual report, or any part thereof, write or call

EQUITABLE BANK

113 NORTH LOCUST STREET

GRAND ISLAND, NE 68801-6003

(308) 382-3136.

The charge to cover copying costs will be $1.00 for the full annual report, or $.10 per page for any part thereof.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge. You also have the legally protected right to examine the annual report at the main office of the plan

113 NORTH LOCUST STREET

GRAND ISLAND, NE 68801-6003

and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210. The plan has met the requirements to waive the annual examination and report of an independent qualified public accountant. As of the end of the plan year, the following regulated financial institutions held or issued plan assets that qualified under the waiver.

Participant Loans	$ 53,846.00
Principal Funds Inc	$ 1,733,866.57
MFS Investment Management	$ 45,383.80
Principal Life Insurance Company	$ 101,841.34
Principal Trust Company	$ 590,854.72
Lord Abbett	$ 26,203.19
Ivy Investment Management Co	$ 53,470.76
Goldman Sachs	$ 38,241.09
JP Morgan Funds	$ 50,421.20
Eagle Financial Services, Inc.	$ 40,005.15
Equitable Financial Corp	$ 984,451.95

The plan has been issued a fidelity bond by EVEREST NATIONAL INSURANCE COMPANY in the amount of $3,000,000. The bond protects the plan against losses through fraud or dishonesty and covers any person handling plan assets. You have the right to examine or receive from the plan administrator, on request and at no charge, copies of statements from the regulated financial institutions noted above describing the qualifying plan assets and evidence of the required bond. If you are unable to examine or obtain these documents, contact the Regional Office of the U.S. Department of Labor's Pension and Welfare Benefits Administration.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly ceased this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Equitable Bank Employees’ Savings & Profit Sharing Plan

Date: June 16, 2017	By:	/s/ April Jilg
April Jilg, Plan Trustee